June 24, 2002




Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sir/Madam:

     The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of Dobson/Sygnet Communications Company for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP.

     We have read the Item 4 included in the Report on Form 8-K, dated June 21, 2002 of Dobson/Sygnet Communications Company, to be filed with the Securities and Exchange Commission, and have found no basis for disagreement with the statements contained therein.

                                Very truly yours,


                                /s/ Arthur Andersen LLP